Exhibit 99.1

Kamada Announces Enrollment of First Patient in its Phase 1/2 Clinical Trial of its Plasma-Derived

Immunoglobulin (IgG) Product as a Potential Treatment for Coronavirus Disease (COVID-19) in Israel

●	Study Participants are Hospitalized, Non-ventilated COVID-19 Patients with Pneumonia

●	Encouraging Neutralization Activity Observed with Virus Neutralization Assay

●	Pre-IND Meeting with U.S. FDA to be Conducted in Current Quarter, with U.S. Clinical Development Expected to Commence in Early 2021

●	Kamada Intends to Further Explore its IgG Product as a Potential Preventive Therapy for COVID-19 Disease in Healthy Subjects at Risk in a Separate Clinical Study

Rehovot, Israel, August 10, 2020 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived biopharmaceutical company, today announced that the first patient has been recruited to the Phase 1/2 clinical trial of its anti-SARS-CoV-2 plasma-derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) in Israel.

This Phase 1/2 open-label, single-arm multi-center study was approved by the Ministry of Health in Israel. The trial will assess the safety, pharmacokinetics, and pharmacodynamics of the Company’s plasma-derived IgG product in hospitalized, non-ventilated COVID-19 patients with pneumonia. A total of 12 eligible patients will be enrolled and receive Kamada’s product at a single dose of 4g within 10 days of initial symptoms. Patients will be followed for 84 days. In parallel, Kamada intends to further explore the potential of its IgG product to prevent COVID-19 disease in healthy subjects at risk in a separate study.

Kamada’s plasma-derived IgG product has been evaluated for SARS-CoV-2 neutralization activity. Preliminary results are encouraging and suggest potential high neutralization titer.

“Following our announcement in June regarding the availability of our COVID-19 IgG product for compassionate use treatment in Israel, we are happy to report further advancement of our program with the initiation of this important clinical trial,” said Amir London, Kamada’s Chief Executive Officer. “We are encouraged by the results of the product neutralization activity and we believe our product has the potential to be an effective treatment for hospitalized, non-ventilated COVID-19 patients with pneumonia, and look forward to the results from this trial.”

This milestone is part of the global collaboration agreement established in April 2020 between Kamada and its partner Kedrion Biopharma for the development, manufacturing and distribution of a plasma-derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19).

In order to expand its COVID-19 clinical development program to the U.S., Kamada, with the support of Kedrion, intends to conduct a pre-Investigational New Drug (IND) meeting with the U.S. Food and Drug Administration (FDA) during the current quarter in order to obtain FDA’s acceptance of the proposed clinical development program. Pursuant to the collaboration between the two companies, Kedrion is responsible for the collection of COVID-19 convalescent plasma from U.S. recovered patients. Kedrion is collecting the plasma through its plasma business unit, KEDPLASMA, at 23 FDA-approved centers across the United States. If FDA clearance of the IND is received, Kamada and Kedrion intend to initiate their clinical program in the U.S. in early 2021.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) Kamada’s intent to further explore the ability of its IgG product potential to prevent COVID-19 disease in healthy subjects at risk in a separate study; 2) optimism that preliminary results of Kamada’s plasma-derived IgG product neutralization activity for SARS-CoV-2 are encouraging and suggest potential high neutralization titer; 3) the belief that Kamada’s plasma-derived IgG product has the potential to be an effective treatment for hospitalized, non-ventilated COVID-19 patients with pneumonia; 4) intention of Kamada, with Kedrion, to conduct a pre-Investigational New Drug (IND) meeting with the FDA during the current quarter in order to obtain FDA’s acceptance of the proposed clinical development program; and 5) if the FDA clearance of the IND is received, Kamada and Kedrion plan to initiate their clinical program in the U.S. in early 2021. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, including its effect and duration, availability of sufficient raw materials required to continue manufacturing of the plasma-derived hyperimmune IgG product for COVID-19, competition from other products for the treatment of COVID-19 patients; ability to conduct a clinical trial in light of restrictions during COVID-19, ability to obtain regulatory approval for a clinical trial of the plasma-derived immunoglobulin IgG product for COVID-19, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com